Exhibit 99.2

Ping An Biomedical Co., Ltd Announces Strategic Investment in Future
Biotechnology Group to Advance Collaborative Development of the
Biopharmaceutical Industry

Hong Kong, January 9, 2026 — Ping An Biomedical Co., Ltd (NASDAQ: PASW) (hereinafter referred to as “Ping An Bio”) announced that it has entered into a non-binding memorandum (the “Investment Memorandum”) with Future Biotechnology Group Co., Ltd (hereinafter referred to as “Future Biotechnology Group”).

The Investment Memorandum outlines an initial investment of US$30 million to be paid in cash, as well as subsequent acquisitions with a consideration, in aggregate, of US$60 million to be settled in cash and share issuances (the “Consideration Shares”). The Consideration Shares are to be held escrow and released in accordance with performance targets over an evaluation period of 3 years from January, 2026 to December, 2028.

Performance Targets

January 1, 2026 – December 31, 2026:
The target company shall achieve audited revenue of no less than RMB 750 million.

January 1, 2027 – December 31, 2027:
The target company shall achieve audited revenue of no less than RMB 1.3 billion.

January 1, 2028 – December 31, 2028:
The target company shall achieve audited revenue of no less than RMB 2.3 billion.

The consideration shares shall be subject to adjustment in accordance with the agreed terms. If the seller fails to meet the agreed performance targets in any assessment period, the number of shares to be released for that period (representing one-fifth of the total consideration shares) shall be deducted based on the agreed formula. The deducted consideration shares will be cancelled by the company. Conversely, if the seller exceeds the performance target by more than 50% in any assessment period, the excess revenue may be used to offset shortfalls from any previous assessment periods.

Future Biotechnology Group is an innovative technology enterprise focused on the biopharmaceutical sector. Its core businesses include biopharmaceutical research and development, genetic testing, medical devices, and pharmaceutical sales. The company is also comprehensively advancing its “AI Intelligent Manufacturing” strategy, deeply integrating artificial intelligence into key areas such as drug discovery, manufacturing processes, and precision medicine, continuously enhancing R&D efficiency and industrial commercialization capabilities. In addition, the group has established long-term and stable strategic partnerships with multiple medical institutions.

Ping An Biomedical Co., Ltd stated that this strategic investment aligns with the company’s long-term development strategy of “technology empowering healthcare.” Through synergistic cooperation with Future Biotechnology Group, the company will further integrate biopharmaceutical R&D, clinical translation, and industrial resources, accelerate the large-scale application of innovative technologies, and enhance overall industry competitiveness.

Against the backdrop of the biopharmaceutical industry’s transition toward high-quality development, industrial integration with clear technological pathways, well-defined performance targets, and robust incentive mechanisms is expected to unlock long-term growth potential. Through this strategic investment, Ping An Bio has laid a solid foundation for its continued expansion in the biopharmaceutical sector.

About Ping An Biomedical Co., Ltd

Ping An Biomedical Co., Ltd. is a one-stop SCM service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to timely and accurately respond to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services and transport infrastructure; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in Ping An Biomedical Co., Ltd’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the issuance, and Ping An Biomedical Co., Ltd does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ping An Biomedical Co., Ltd.

Email: corpsec@pingan365.vip

Celestia Investor Relations

Email: investors@celestiair.com